SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                                    --------
                           COSINE COMMUNICATIONS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                        Common Stock, par value $0.00001
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    221222102
 -------------------------------------------------------------------------------
                                 (CUSIP Number)
                     Mellon HBV Alternative Strategies LLC,
                          200 Park Avenue, Suite 3300,
                     New York, NY 10166-3399, (212) 808-3950
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  June 12, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS S.S.
               OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Mellon HBV Alternative Strategies LLC
               I.R.S. No.:  13-4050836
----------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
----------------------------------------------------------------------------
      3        SEC USE ONLY
----------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
               OO
-----------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
      7        SOLE VOTING POWER
               665,638
-----------------------------------------------------------------------------
      8        SHARED VOTING POWER
               0
-----------------------------------------------------------------------------
      9        SOLE DISPOSITIVE POWER PERSON
               665,638
-----------------------------------------------------------------------------
      10       SHARED DISPOSITIVE POWER
               0
----------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
               665,638
----------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN
               ROW (11) EXCLUDES CERTAIN
               SHARES*
----------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.7%
----------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
               IA
----------------------------------------------------------------------------
      *SEE INSTRUCTIONS BEFORE FILLING OUT.
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


This Amendment No. 3 to Schedule 13D is being filed by Mellon HBV Alternative Strategies LLC (the "Reporting Person") to report the sale of shares of common stock, par value $0.001 per share (the "Common Stock"), of CoSine
Communications, Inc., a Delaware corporation (the "Company") and the engagement of a financial advisor.

Item 1.  Security and Issuer.

         This statement relates to 665,638 shares of the Common Stock of the Company. The address of the Company's principal executive office is 3200 Bridge Parkway, Redwood City, California 94065.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

Item 4.  Purpose of Transaction.

         As detailed in this Amendment, the Reporting Person recently sold 42,300 shares of the Company. Subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, from time to time, directly or indirectly, purchase additional shares of the Common Stock or dispose of some of such shares in open-market or privately negotiated transactions.

         In ongoing discussions with Company management and Board members, the Reporting Person continues to assess opportunities for maximizing Company stockholder value, and recent discussions with the Company's management suggests appreciation of the need to develop strategic alternatives to permit the Company's business to reach maximum potential. To ascertain more definitively what opportunities for strategic transactions exist in the current marketplace, the Reporting Person has engaged a financial advisor. The financial advisor will seek to identify parties potentially interested in a business combination with the Company. The Reporting Person intends to explore with interested parties opportunities to maximize Company stockholder value. The Reporting Person is reserving its right to pursue a change of control of the Board, although it is not soliciting votes on proxies at this time.

Item 5.  Interest in Securities of the Issuer.

         (a) As of June 12, 2003, the Reporting Person beneficially owned in the aggregate 665,638 shares of the Common Stock, representing approximately 6.7% of the outstanding common stock of the Company (based on the number of shares outstanding as of June 12, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003).

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Common Stock.

         (c) Information with respect to all transactions in the shares of the Common Stock beneficially owned by the Reporting Person which were effected during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Table containing information with respect to open-market transactions in the shares of the Common Stock by Mellon HBV Alternative Strategies LLC since the Reporting Person's most recent filing of its Amendment No. 2 to Schedule 13D dated May 20, 2003.

Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2003

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         Chief Investment Officer

         Exhibit 1

         Information with Respect to Open-Market Transactions of the Common Stock by Mellon HBV Alternative Strategies LLC since the Reporting Person's most recent filing of its Amendment No. 2 to Schedule 13D dated May 20, 2003.


                          Amount of    Price        Type of
         Date              Shares     per Share   Transaction
         ----------------------------------------------------
         05/28/03         3,800       $5.44         Sell
         05/29/03        23,000       $5.52         Sell
         05/30/03        15,500       $5.62         Sell